FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of December 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of an immediate report to the Israeli Securities Authority dated December 18, 2012.

 On December 18, 2012, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Annual General Meeting of the Shareholders of the Company convened on December 18, 2012:

The following resolutions were recorded:

1. To re-elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Amiram Erel,  Hadar Udler, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company.

2. To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

3. To report to the general meeting on the audit fees for 2011

4. To consider the Annual Reports of the Company for 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  December 18, 2012